Exhibit 99.1

Galaxy Payroll Group and Euler Number Limited Announce Strategic Partnership to Transform HR and Payroll Solutions

Hong Kong, February 28, 2025 —Galaxy Payroll Group Limited (NASDAQ: GLXG, “GLXG”,“Galaxy Group”) and Euler Number Limited (“ENL”) have signed a strategic Memorandum of Understanding (MOU) to collaborate on enhancing HR and payroll solutions with the power of AI and Big Data technologies. This partnership will focus on transforming business workflows, developing innovative products, and expanding market presence in Hong Kong’s enterprise HR and payroll sector.

Galaxy Group, a well-established leader in payroll outsourcing and HR services, has partnered with ENL to integrate cutting-edge technologies such as AI, Machine Learning, IoT, and Generative AI into its operations. This collaboration aims to not only improve internal processes but also create advanced HR and payroll solutions that will help businesses streamline their operations, enhance efficiency, and drive cost reductions. As a leading AI solutions provider, ENL will contribute its expertise in AI and Big Data technologies to assist GLXG in developing new, market-leading products. The focus will be on AI-powered HR management tools and advanced payroll automation systems. Both companies plan to leverage their respective strengths to create innovative products that meet the needs of modern enterprises.

Expanding Market Presence in Hong Kong to Drive Profitable Synergies and Foster Client Growth

As part of the collaboration, ENL will support Galaxy Group in expanding its reach within the Hong Kong enterprise HR and payroll market. By combining ENL’s extensive experience and network in the Asia-Pacific region with GLXG’s established position in the industry, the two companies are poised to bring new, AI-powered HR solutions to a wider customer base. This market expansion will be driven by jointly developed products that offer scalable and efficient solutions for HR operations.

The partnership also includes client referrals and profit-sharing arrangements. GLXG will refer its existing clients to ENL for AI and Big Data solutions, creating a mutually beneficial ecosystem. Revenue generated from these referrals will be shared between the two companies under a separate formal agreement. This structure ensures both parties benefit from the synergies created by the collaboration and strengthens their relationship moving forward.

Optimizing Internal Processes for Greater Efficiency

ENL will also assist GLXG in evaluating its current business workflows, providing tailored solutions to enhance operational efficiency. This evaluation will help streamline GLXG’s internal processes, ensuring that the company remains agile and able to meet the growing demands of its clients. The two companies are committed to engaging in further discussions to formalize the next steps for process optimization.

Joint Marketing and Brand Visibility

To promote their partnership and showcase the power of their innovative products, GLXG and ENL will collaborate on joint marketing initiatives. These campaigns will aim to enhance the visibility of their combined solutions, attract new clients, and solidify their position in the HR and payroll market.

Looking Ahead: Future Outlook

The partnership between GLXG and ENL marks the beginning of a new chapter in the HR and payroll industry, driven by the transformative capabilities of AI and Big Data. Together, the two companies are set to revolutionize the way businesses approach HR operations, creating a smarter, more efficient future for enterprises in Hong Kong and across the Asia-Pacific region. This collaboration not only benefits their clients but also sets a new standard for innovation and operational excellence in the HR and payroll space.

Both parties are excited about the potential to shape the future of HR and payroll management and look forward to deepening their partnership to meet the evolving needs of the market.

About Galaxy Payroll Group Limited

Galaxy Payroll Group Limited is a leading payroll outsourcing service provider based in Hong Kong. The company specializes in delivering HR and payroll solutions to multinational companies across various industries. With a focus on innovation and client satisfaction, GLXG operates in Hong Kong, Taiwan, Macau, and the PRC, offering payroll outsourcing, employment services, and consultancy to businesses of all sizes.

About Euler Number Limited

Euler Number Limited (ENL) is a Hong Kong-registered AI solutions company that specializes in helping businesses in the Asia-Pacific region leverage AI, IoT, and Big Data technologies. With expertise drawn from industry leaders like Google, Microsoft, and Huawei, ENL partners with enterprises to transform business processes, optimize workflows, and develop cutting-edge solutions. ENL is a trusted partner of Databricks, Scudata, and Starburst, and provides scalable, AI-driven solutions that deliver measurable business value.

For more information, please visit Galaxy Payroll Group’s website: www.galaxyapac.com.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The words “believe,” “anticipate,” “intends,” “estimate,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations.

For enquiry, please contact Intelligent Joy Limited:

Rosanne Ren

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Email: pr-team@intelligentjoy.com